Exhibit 7.03

EXECUTION COPY

PROJECT TEAMSPORT

CONSORTIUM TERM SHEET

Dated February 23, 2018

This term sheet (this “Term Sheet”) sets forth certain key terms with respect to the formation and conduct of a consortium between the parties (the “Consortium”) for purposes of jointly pursuing the acquisition of all of the outstanding shares (the “Shares”) of eHi Car Services Limited (the “Target”) or a similar transaction (the “Proposed Transaction”). This Term Sheet is indicative only and shall not be legally binding between the parties with respect to the subject matter hereof, except for the paragraphs opposite the headings “Consortium Bid Actions”, “Interim Investment Agreement and Shareholders Agreement”, “Termination”, “Exclusivity”, “Expenses”, “Termination Fee”, “Confidentiality”, “Governing Law & Forum”, “Severability” and “Counterparts” below (collectively, the “Legally Binding Terms”), which shall be valid and legally binding upon the parties. Subject to the foregoing sentence, no party shall have any other obligation of any kind with respect to the terms described herein or any other similar transaction until the execution and delivery of final definitive agreements.

1.	Consortium:	Fastforward Company Ltd and/or one or more of its affiliates (“MBKP”), BPEA Teamsport Limited and/or one or more of its affiliates (“Baring”) and Mr. Ray RuiPing Zhang, the chairman and chief executive officer of the Target (the “Chairman” and, together with MBKP, the “Designated Initial Members” and each of the Designated Initial Members and Baring, an “Initial Member” and the Initial Members, together with any Additional Members (as defined below), each a “Member”) shall form and conduct the Consortium to jointly pursue the negotiation and execution of the Proposed Transaction. The Proposed Transaction shall be subject to, among other things, (i) the conduct of due diligence on the Target to the reasonable satisfaction of each Member and (ii) the entry into final definitive agreements satisfactory to each Member (including its investment committee, as applicable).

2.	Commitments:

Unless otherwise determined by the Initial Members, the commitment of each Initial Member to provide pari passu funding to the acquisition vehicle(s) (“Bidco”) in connection with the Proposed Transaction (each, such Initial Member’s “Initial Commitment” and collectively, the “Initial Commitments”) will be as follows:

•  MBKP: MBKP will fund an amount not less than the amount set forth on Schedule I-A attached hereto to Bidco in exchange for proportionate newly issued equity interests in Bidco.

•  Baring: Baring will fund an amount not less than the amount set forth on Schedule I-A attached hereto to Bidco in exchange for proportionate newly issued equity interests in Bidco.

•  Chairman: The Chairman will contribute Shares owned by the Chairman (and certain of his affiliates) representing approximately 5.15% of the Target’s issued and outstanding Shares, on as converted and fully-diluted basis, to Bidco in exchange for proportionate newly issued equity interests in Bidco (with such Shares being valued at the same per Share price as set forth in the definitive merger agreement or similar transaction agreement providing for the Proposed Transaction).

3.	Admission of Additional Members:

The Chairman will have the right to identify and, subject to prior consultation with (but not requiring the consent of) MBKP regarding such admission, admit to the Consortium potential co-investors to provide additional funding (either through the contribution of new equity capital (“New Sponsors” and, together with MBKP, the “Sponsors”) or the contribution of Shares owned by any such co-investor, with such Shares being valued at the same per Share price as set forth in the definitive merger agreement or similar transaction agreement providing for the Proposed Transaction (“New Rollover Members” and, together with the Chairman, the “Rollover Members”)) for the consummation of the Proposed Transaction (such admitted co-investors, the “Additional Members” and the commitment of each Additional Member to provide pari passu funding to Bidco in connection with the Proposed Transaction, such Additional Member’s “Additional Commitment” and collectively, the “Additional Commitments” and the Additional Commitments, together with the Initial Commitments, the “Commitments”). As a condition to the admission of any proposed Additional Member to the Consortium pursuant to the foregoing, such Additional Member shall execute an adherence agreement (an “Adherence Agreement”) in a form mutually agreeable to the Designated Initial Members, which shall reflect (a) such Additional Member’s Additional Commitment, (b) such Additional Member’s acknowledgement of the terms of this Term Sheet, (c) such Additional Member’s agreement to be bound by the Legally Binding Terms and (d) such other terms as may be mutually agreeable to the Designated Initial Members. Upon the execution of an Adherence Agreement by an Additional Member, such Additional Member shall be deemed to be a “Member” for purposes of this Term Sheet.

If the Designated Initial Members should jointly decide that more equity investment is desired (as compared to the current assumption set forth on Schedule I-B attached hereto), the incremental equity capital (i.e., the Commitments) will be allocated pro-rata among MBKP, Baring and the New Sponsors, but that in the event of any shortfall, MBKP will have the first option to take up such shortfall, followed by Baring with the second option to take up such shortfall.

Each Sponsor will cooperate with the Chairman and consider in good faith any adjustment to its Commitment in the circumstances set forth on Schedule I-B attached hereto.

Each Sponsor’s Commitment will be reflected in an equity commitment letter and each Rollover Member’s Commitment will be reflected in a roll-over and support agreement.

4.	Consortium Bid Actions:	All material actions and decisions of the Consortium relating to the Proposed Transaction, including, but not limited to, the offer price, terms and conditions and structure of the Proposed Transaction and entry into or modification of a merger agreement or other definitive transaction agreement with the Target, shall be made jointly between MBKP and the Chairman; provided, however, that MBKP and the Chairman shall jointly manage the arrangement of any debt financing in connection with the Proposed Transaction, including with respect to identifying and negotiating with potential debt financing sources and appointing debt financing legal counsel; provided, further, that any material decision with respect to the arrangement of such debt financing shall require the prior consent of each Designated Initial Member. Each Designated Initial Member agrees to involve, in good faith, Baring and any of the New Sponsors in such debt financing activities if reasonably requested by the other Designated Initial Member.

5.	Interim Investment Agreement and Shareholders Agreement

In connection with the execution of final definitive documentation providing for the Proposed Transaction (the “Signing”), the Members intend to enter into an interim investment agreement (the “IIA”), consistent with the terms herein, setting forth, among other things, the governance principles for Bidco for the period between the Signing and the closing of the Proposed Transaction (the “Closing”).

Concurrently with or immediately after the Closing, the Members intend to enter into a shareholders agreement (the “SHA”), on terms mutually agreeable to the Members, setting forth, among other things, the governance principles for Bidco and the rights and obligations of the shareholders of Bidco, in each case, following the Closing.

6.	Termination:

Each Member shall have the right at any time prior to the execution of definitive documentation providing for the Proposed Transaction to cease pursuit of the Proposed Transaction and terminate this Term Sheet with respect to the rights and obligations of such Member with immediate effect upon prior written notice to each other Member, provided that the paragraphs opposite the headings “Exclusivity”, “Expenses”, “Confidentiality”, and “Governing Law & Forum” shall survive any such termination in accordance with their terms.

7.	Exclusivity:	From now until the termination of this Term Sheet by each of the Designated Initial Members, the Designated Initial Members agree to work exclusively with each other in good faith in pursuit of the Proposed Transaction. Without limiting the generality of the foregoing, except through its participation in the Consortium or with the mutual consent of the other Designated Initial Member, each Designated Initial Member agrees that, for the period beginning on the date hereof and ending on April 1, 2018 (“the Exclusivity Period”), it shall not, and shall not permit any of its affiliates to, whether alone or jointly with one or more other parties, directly or indirectly, (i) acquire or agree to acquire any securities or assets of the Target or any of its subsidiaries or affiliates (other than, with respect to the Chairman and any Rollover Member that is an executive officer of the Target, awards granted under the Target’s equity incentive plan and Shares issued upon the exercise thereof) or (ii) participate or agree to participate in any transaction as an acquirer competitive with or that would hinder or frustrate the Proposed Transaction as contemplated by this Term Sheet. The obligations of the Designated Initial Members set forth in this paragraph are referred to herein as the “Exclusivity Obligations”. The Exclusivity Period may be extended (x) pursuant to the terms set forth on Schedule I-C attached hereto or (y) by the Chairman, in his sole discretion, in favor of MBKP if the Signing does not occur within the originally contemplated Exclusivity Period.

The Designated Initial Members agree that each Designated Initial Member would suffer irreparable damage if any of the Exclusivity Obligations were not performed in accordance with the terms of this Term Sheet, and any Designated Initial Member shall be entitled to seek an injunction or injunctions to prevent breaches of the Exclusivity Obligations or to enforce specifically the performance of the terms and provisions of the Exclusivity Obligations (without posting a bond or other security), in addition to any other remedy to which it is entitled at law or in equity.

The Members agree that the respective Commitments of MBKP and Baring shall be subject to the terms set forth on Schedule I-D.

8.	Advisors

For purposes of conducting due diligence on the Target and related matters in connection therewith, MBKP shall appoint joint advisors, the scope and engagement terms of which shall be determined by MBKP with the prior consent of the Chairman (the “Joint DD Advisors”). The Sponsors shall use commercially reasonable efforts to complete due diligence on the Target as promptly as reasonably practicable.

Following the execution of an Adherence Agreement by a New Sponsor and its admission to the Consortium, the Designated Initial Members will instruct the Joint DD Advisors to make their work product available to such New Sponsor.

For (a) the preparation of legal documentation in connection with the Proposed Transaction (including any merger agreement), (b) the arrangement of, and preparation of legal documentation in connection with, any acquisition financing in connection with the Proposed Transaction and (c) such other matters as the Designated Initial Members may mutually agree, the Designated Initial Members shall appoint joint advisors for the Consortium, the scope and engagement terms of which shall be mutually agreed upon by the Designated Initial Members (the “Joint Advisors”).

Notwithstanding the above, the Designated Initial Members acknowledge and agree that the Chairman is permitted in his sole discretion to appoint his own advisors, including legal counsel or other advisors, in relation to the Chairman’s interests relating to the Proposed Transaction and the Consortium.

9.	Expenses:

Except for Shared DD Expenses (as defined below) and Shared Transaction Expenses (as defined below), all fees and expenses incurred by a Member, including, but not limited to, fees and expense of advisors or consultants solely retained by such Member in connection with (a) due diligence on the Target and (b) the negotiation and preparation of this Term Sheet, an Adherence Agreement, the IIA and the SHA, shall be borne solely by such Member.

In the event the Proposed Transaction is not consummated for any reason, all fees and expenses incurred by the Sponsors in respect of Joint DD Advisors or otherwise for the benefit of Sponsors as mutually agreed in writing by the Designated Initial Members (collectively, the “Shared DD Expenses”) shall be borne by the Sponsors based on their respective DD Pro Rata Portion of such Shared DD Expenses. For purposes of this Term Sheet, a Sponsor’s “DD Pro Rata Portion” shall be a fraction, the numerator of which shall be the Commitment of such Sponsor and the denominator of which shall be the aggregate Commitments of all Sponsors, in each case, at the time of the determination thereof.

In the event the Proposed Transaction is not consummated for any reason, all fees and expenses incurred by the Members (i) in respect of Joint Advisors or (ii) otherwise for the benefit of the Consortium as mutually agreed in writing by the Designated Initial Members (but not including, for the avoidance of doubt, the Shared DD Expenses) (collectively, the “Shared Transaction Expenses”) shall be borne by the Members based on their respective TE Pro Rata Portion of such Shared Transaction Expenses. For purposes of this Term Sheet, a Member’s “TE Pro Rata Portion” shall be a fraction, the numerator of which shall be the Commitment of such Member and the denominator of which shall be the aggregate Commitments of all Members, in each case, at the time of the determination thereof.

In the event the Proposed Transaction is consummated, the Target and/or Bidco shall bear, and shall reimburse the Members for, the Shared Transaction Expenses and the Shared DD Expenses, as applicable, which Shared Transaction Expenses and Shared DD Expenses shall be settled in cash at the time of the Closing if reasonably practicable from the aggregate equity and any acquisition debt financing proceeds in connection with the Proposed Transaction.

Notwithstanding the foregoing, in the event a Member terminates this Term Sheet with respect to the rights and obligations of such Member in accordance with its terms, such Member shall only be responsible for its DD Pro Rata Portion of the Shared DD Expenses incurred or accrued as of the date of such Member’s termination and its TE Pro Rata Portion of the Shared Transaction Expenses incurred or accrued as of the date of such Member’s termination, as applicable.

If the Proposed Transaction is not consummated due to the unilateral breach of any Legally Binding Term by one or more Members, then the breaching Member or Members shall reimburse any non-breaching Members for all out-of-pocket costs and expenses incurred by such non-breaching Members in connection with the Proposed Transaction, including, but not limited to, the Shared Transaction Expenses and the Shared DD Expenses, as applicable, without prejudice to any rights and remedies otherwise available to such non-breaching Members.

Each Member shall be responsible for its own taxes and related tax obligations arising from the Proposed Transaction (including tax filings, payments and other obligations). The Members shall cooperate with the Target in fulfilling the Target’s tax withholding, reporting, registration or similar obligations, if any, in connection with the Proposed Transaction.

10.	Termination Fee:	Any termination fee received by the Consortium in connection with the Proposed Transaction pursuant to the terms of a definitive written Merger Agreement or similar transaction agreement in connection with the Proposed Transaction shall be used to pay the Shared Transaction Expenses, and any remaining amount shall be shared among the Members in accordance with their respective TE Pro Rata Portions; provided, however, that the Sponsors’ aggregate share of such remaining amount shall first be used to pay the Shared DD Expenses and any remaining amount thereafter shall then be shared among the Sponsors in accordance with their respective DD Pro Rata Portions.

11.	Confidentiality:

Except as required by law or applicable regulatory requirement, each Member shall not make any disclosure to any third party, other than (a) such Member’s professional advisors (and for the avoidance of doubt, to such Member’s affiliates and their respective employees, officers and directors), (b) potential debt financing sources as mutually agreed upon by the Designated Initial Members and (c) potential New Sponsors and potential New Rollover Shareholders as agreed upon by the Chairman, concerning the existence of this Term Sheet, its contents or the status of negotiations between the Members or the Target with respect to the Proposed Transaction, in each case, without obtaining the prior written consent of the Designated Initial Members.

No announcement (unless otherwise agreed) or other public disclosure will be made by any Member concerning the contents or existence of this Term Sheet, the Proposed Transaction or any ancillary matter except as required by law or any relevant regulatory authority or by agreement between the Designated Initial Members.

The foregoing confidentiality obligations of the Members shall be in addition to, and not in substitution for, the provisions of any confidentiality or non-disclosure agreement entered into by the Members with respect to the Proposed Transaction or the Target.

12.	Governing Law & Forum:	This Term Sheet shall be governed by and construed in accordance with the laws of Hong Kong, without giving effect to any choice of law or conflict of law rules or provisions that would cause the applicable of the laws of any jurisdiction other than Hong Kong.

Any disputes, actions and proceedings against any Member or arising out of or in any way relating to this Term Sheet shall be submitted to the Hong Kong International Arbitration Centre (the “HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time (the “Rules”) as may be amended by this paragraph. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent (s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree on the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing Members. Any Member who is a party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Members irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement on lack of personal jurisdiction or inconvenient forum.

Notwithstanding the immediately foregoing paragraph, the Members hereby consent to and agree that in addition to any recourse to arbitration set out in the foregoing paragraph, any Member may, to the extent permitted under the laws of the jurisdiction where application is made, seek an interim injunction or an order of specific performance from a court or other authority with competent jurisdiction and, notwithstanding that this Term Sheet is governed by Hong Kong law, a court or authority hearing such an application may apply the procedural law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this paragraph is only applicable to the seeking of interim injunctions or an order of specific performance and does not restrict the application of the immediately foregoing paragraph in any way.

13.	Severability:	Any provision of this Term Sheet that is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any way adverse to any party, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14.	Counterparts:	This Term Sheet may be executed in one or more counterparts and when so executed such counterparts shall constitute a single Term Sheet. Execution by facsimile or scanned to e-mail format signatures shall be legal, valid and binding.

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IN WITNESS WHEREOF, this Term Sheet has been duly executed as of the date first written above.

RAY RUIPING ZHANG

/s/ Ray RuiPing Zhang

FASTFORWARD COMPANY LTD

By:	/s/ Hongfei Yu
Name:	Hongfei Yu
Title:	Authorized Signatory

BPEA TEAMSPORT LIMITED

By:	/s/ Kirti Ram Hariharan
Name:	Kirti Ram Hariharan
Title:	Director

[Signature page to Consortium Term Sheet]